EXHIBIT 99.12

ROPES & GRAY LLP

ONE INTERNATIONAL, PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050

BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

DRAFT

[                     ], 2007

Penn Street Advisors Sector Rotational Portfolio
The Penn Street Fund, Inc.
83 General Warren Boulevard, Suite 200
Malvern, Pennsylvania 19355

MFS Sector Rotational Fund
MFS Series Trust XII
500 Boylston Street
Boston, Massachusetts 02116

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Plan”) dated [           ], 2006, between The Penn Street Fund, Inc., a Maryland corporation (the “Company”), on behalf of one of its series, Penn Street Advisors Sector Rotational Portfolio (“Fund”), and MFS Series Trust XII, a Massachusetts business trust (the “Acquiring Trust”), on behalf of one of its series, MFS Sector Rotational Fund (“New Fund”).  The Plan describes a proposed transaction (the “Transaction”) to occur on or about [              ], 2007 (the “Closing Date”), pursuant to which New Fund will acquire substantially all of the assets of Fund in exchange for shares of beneficial interest in New Fund (the “New Fund Shares”) and the assumption by New Fund of all of the liabilities of Fund following which the New Fund Shares received by Fund will be distributed by Fund to its shareholders in liquidation and termination of Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to [Section 5.3(m)] of the Plan.  Capitalized terms not defined herein are used herein as defined in the Plan.

Fund is a series of the Company, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Fund are redeemable at net asset value at each shareholder’s option.  Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

New Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an   open-end management investment company.  Shares of New Fund are redeemable at net asset value at each shareholder’s option.

For purposes of this opinion, we have considered the Plan, the Combined Prospectus/Proxy Statement dated            , 2006, and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraph hereof, for U.S. federal income tax purposes:

(i)                                     The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and New Fund and Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)                                  Under Section 1032 of the Code, no gain or loss will be recognized by New Fund upon the receipt of the assets of Fund  in exchange for New Fund Shares and the assumption by New Fund of the liabilities of Fund;

(iii)                               Under Section 362(b) of the Code, the basis in the hands of New Fund of the assets of Fund transferred to New Fund in the Transaction will be the same as the basis of such assets in the hands of Fund immediately prior to the transfer;

(iv)                              Under Section 1223(2) of the Code, the holding periods of the assets of Fund in the hands of New Fund will include the periods during which such assets were held by Fund;

(v)                                 Under Section 361 of the Code, no gain or loss will be recognized by Fund upon the transfer of Fund’s assets to New Fund in exchange for New Fund Shares and the assumption by New Fund of the liabilities of Fund, or upon the distribution of New Fund Shares by Fund to its shareholders in liquidation;

(vi)                              Under Section 354 of the Code, no gain or loss will be recognized by Fund shareholders upon the exchange of their Fund shares for New Fund Shares;

(vii)                           Under Section 358 of the Code, the aggregate basis of New Fund Shares a Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Fund shares exchanged therefor;

(viii)                        Under Section 1223(1) of the Code, a Fund shareholder’s holding period for his or her New Fund Shares will be determined by including the period for which he or she held the Fund shares exchanged therefor, provided that he or she held such Fund shares as capital assets; and

(ix)                                New Fund will succeed to and take into account the items of Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be reorganized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

Ropes & Gray LLP